Exhibit 1

NEWS RELEASE

For Immediate Release

March 26, 2007

CanWest Appoints new Board Members

Winnipeg, MB: CanWest Global Communications Corp. announced today the appointment of Mr. David W. Kerr and Mr. David A. Leslie, to the Board of Directors.

Mr. Kerr, a Chartered Accountant, began his career with Touche Ross & Co. He then went on to be named Chief Financial Officer of Edper Investments and Chief Operating Officer of Hees International Bancorp. He was named Executive Vice-President of Brascan Limited in 1985. He then joined Noranda Inc. as Senior Vice President of Strategic Planning and Development.

He was appointed President of Falconbridge Ltd (formerly Noranda Inc.) in 1987, President and Chief Executive officer in 1990, and Chairman in April 2002. He retired from this position in August 2006. He is a Director of Brookfield Asset Management, Sun Life Financial Inc., Shell Canada Limited and the Sustainable Development Technology Canada Foundation. He is a member of the National Round Table on the Environment and the Economy, former Vice Chair of the World Business Council for Sustainable Development and former Chair of the International Council on Mining and Metals.

Mr. Leslie, a Chartered Accountant, is a Fellow of the Institute of Chartered Accountants of Ontario. He has had a lengthy and distinguished career with Ernst & Young, holding a number of positions including Chairman and Chief Executive Officer of Ernst & Young LLP, retiring from that position in June 2004. He is a former member of the Americas Executive Board of Ernst & Young and of the Global Executive Board. He has also been Senior Tax Advisor to the federal Department of Finance, Tax Policy and Legislation Branch.

He is and has been active in many community organizations, including being honoured as Mississauga Businessman of the Year and recipient of the University of Toronto Arbor Award. He is a Director of Enbridge Inc. and Sobeys Inc. and is the Chair-elect of Sunnybrook Health Sciences Centre.

About CanWest Global Communications Corp.

CanWest Global Communications Corp. (www.canwestglobal.com), (TSX: CGS and CGS.A, NYSE: CWG) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, CanWest also owns, operates and/or holds substantial interests in Canada’s largest publisher of daily newspapers, and conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Singapore, the United Kingdom and the United States.

For additional information, please contact:

Deb Hutton

Senior Vice President, Corporate Communications

Tel: (416) 383- 2442

dhutton@canwest.com